August 7, 2013

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4631

Re: Innophos Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 20, 2013
File No. 1-33124

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter dated July 10, 2013 addressed to Mr. Neil Salmon, the former Chief Financial Officer of Innophos Holdings, Inc.(the “Registrant”), which has been referred to me for response.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered. Below we have set forth the full text of each Staff comment and, immediately after each, responses on behalf of the Registrant.

We have the following responses to the comments delivered in your letter:

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 23

1. We note your response to comment 2 in our letter dated June 17, 2013. It is unclear how the factors that you provided (i.e., (a) assets from 2004 formation reached the end of their useful lives and (b) the amount of the depreciation decrease attributable to these assets for 2010 – 2013) fully explain the specific facts and circumstances that has led to the material decline in depreciation and amortization expense since fiscal year 2009, even though capital expenditures have increased and you have had material acquisitions in fiscal years 2011 and 2012. In the normal course of business, assets become fully depreciated and new assets are acquired. The result is that there little fluctuation in depreciation expense. As such, we continue to request that you provide us with a detailed analysis that fully explains the negative trend in your periodic depreciation and amortization expense. As part of your response, please provide us with the components of PP&E as of the end of your three most recently completed fiscal years and your most recently completed interim period for fiscal year 2013 in the table format you provided in response to comment 6 in our letter dated June 17, 2013.

Response:

In response to the comment, the Registrant advises the Staff that Innophos commenced operations as an independent company in August 2004 after purchasing the North American specialty phosphates business from affiliates of Rhodia S.A. As a result of the acquisition, an independent fair value assessment of the assets purchased and liabilities assumed was conducted. In connection with the acquisition, the Registrant further determined, based on the age of the purchased property, the estimated remaining useful lives of the tangible assets purchased.

The Registrant believes that the PP&E table and the depreciation table below provide the details to the specific facts and circumstances that led to the material decline in depreciation and amortization expense since fiscal year 2009.

Below are the corresponding gross book value, accumulated depreciation and the remaining net book value for the PP&E assets purchased in connection with the acquisition of the North American Phosphates Business in 2004:

The Registrant advises the Staff that depreciation expense has steadily declined from the assets acquired in connection with the purchase of the North American Specialty Phosphates business. Approximately 70% of the depreciable assets have a useful life of 6 to10 years. As such, these assets historically accounted for a large percentage of the depreciation expense from fiscal year 2009. However, as of the latest fiscal periods, the assets acquired after the inception of Innophos (August 13, 2004) are beginning to become a much larger factor of depreciation expense. The useful lives assigned to the newly acquired assets after the inception of Innophos are generally longer than the assets acquired in connection with the acquisition of the Rhodia specialty phosphates business. Please see the table below provided supplementally for additional analysis of that factor:

The Registrant has provided the above subset PP&E table as an explanation in response to this comment, the Registrant will provide a full PP&E table in the upcoming Form 10-K for the fiscal year ending December 31, 2013.

Staff Comment:

1. Basis of Statement Presentation, page 43
Long-Lived Assets, page 44

2. We note your response to comment 5 in our letter dated June 17, 2013. Please expand the disclosure you intend to provide in future filings to clarify what your lowest identifiable levels of product groupings with identifiable cash flows are to provide investors with insight into what your specific accounting is for your long-lived assets.

Response:

The Registrant expects to provide the following disclosure in its Form 10-K for the annual period ending December 31, 2013:

Long-Lived Assets

Under ASC 360,” Property, Plant, and Equipment,” long-lived assets including property, plant and equipment and amortizable intangible assets are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The review of these long-lived assets is performed at the individual asset level or asset group level, which may be an individual production unit or multiple production units depending on the lowest level for which identifiable cash flows are largely independent. The Company’s asset groupings vary based on the interrelationship of the long-lived assets and the identifiable cash flows. In certain instances, multiple manufacturing production units may work with one another to produce the lowest identifiable cash flows or in other instances a stand-alone production unit may produce the lowest level of identifiable cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the asset or asset group. When this comparison indicates that the asset or asset group is not recoverable, the potential impairment is measured by comparing the carrying amount of the asset or asset group to their fair values.

The determination of whether or not assets are impaired and the corresponding useful lives of these long-lived assets require significant judgment. The development of future cash flow projections requires management estimates related to forecasted sales and expected costs trends. To the extent that changes in business conditions occur or other management decisions are made that result in adjusted management projections or alternative use of the assets, impairment losses or accelerated depreciation may occur in future periods.

Staff Comment:

5. Property, Plant and Equipment, net, page 48

3. We note your response to comment 7 in our letter dated June 17, 2013. Please tell us the amount of depreciation expense included in changes of inventory for each period presented to help us to understand how you concluded that the amount is immaterial.

Response:

The Registrant advises the Staff that depreciation expense included in changes of inventory for the year ended December 31, 2012, 2011 and 2010 was $(0.2) million, $0.8 million and $1.7 million, respectively.

Staff Comment:

Item 15. Exhibits, Financial Statement Schedules, page 76
Schedule 1 – Condensed Financial Information of the Registrant, page 76

4. You state that the Delaware General Corporation Law does not distinguish between retained earnings and additional paid-in capital. This observation does not appear relevant to the proper accounting for dividend payments under United States GAAP. Specifically, both the retained earnings and the additional paid-in capital accounts must be separately disclosed and accounted for pursuant to Article 5-02.30 of Regulation S-X. As described in Article 4-08.e of Regulation S-X, the retained earnings account measures the amount of accumulated earnings available for dividend distributions. Consequently, in financial statements prepared under United States GAAP, distributions to shareholders are accounted for as debits to the retained earnings account whenever that account carries a positive balance. These distributions are implicitly returns on the shareholders’ investment since they are distributions of earnings generated on the shareholders’ invested capital. Absent a positive balance in the retained earnings account, distributions to shareholders are accounted for as debits to the additional paid-in capital account since there are no earnings to distribute -- consequently such distributions are implicitly returns of the shareholders’ investment. We note that the Registrant’s subsidiaries have consistently generated substantial earnings and that the investment in subsidiaries account comprises over 99% of total assets. Therefore, it is apparent that the cash distributions paid to the Registrant by its subsidiaries are returns on investment and should be classified as operating activities in the Schedule I Statements of Cash Flows. See ASC 230-10-45-16.b. Further, please provide the quantified information required by Article 12-04(b) of Regulation S-X. Please make these revisions in your future filings so that the accounting policy applied in the Schedule I financial statements is consistent with United States GAAP as well as with the accounting policy applied in your consolidated financial statements.

Response:

Although the Registrant believes the relevance of the Delaware General Corporation Law (and its unitary surplus approach) as applied to choices of characterizing dividend payments under US GAAP is not necessarily incorrect, in response to the comment, the Registrant advises the Staff that, assuming retained earnings remain available, and appreciating the inconsistency pointed out by the Staff, the Registrant will classify in future filings the distributions from the subsidiaries as returns on investments and as a component of operating cash flows. The registrant will also provide in future filings the requirement of Article 12-04(b) of Regulation S-X.

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The Registrant acknowledges the following additional matters:
• The Registrant is responsible for the accuracy and adequacy of the disclosure in its filings.
• Staff comments and responses to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant’s filings.
• The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    Please contact the undersigned directly at (609) 366-1207, or James A. Testa, Esq., Deputy General Counsel, at (609) 366-1223 in the event the Staff requires any additional information or wishes to discuss our responses further.
Very truly yours,
/s/ Charles Brodheim
Vice President, Corporate Controller
Chief Accounting Officer